Exhibit 99.2

TO THE LIMITED PARTNERS OF DYNAGAS LNG PARTNERS LP

October 25, 2024

Enclosed is a Notice of the 2024 Annual Meeting (the “Meeting”) of limited partners (the “Limited Partners”) of Dynagas LNG Partners LP (the “Partnership”) which will be held at 97 Poseidonos Avenue and 2 Foivis Street, 166-74 Glyfada, Athens, Greece on November 29, 2024, at 4:00 p.m., local time.

At this Meeting, the Limited Partners will consider and vote upon the following proposals:

1.	To re-elect Evangelos Vlahoulis as a Class I Director to serve for a three-year term until the 2027 Annual Meeting of Limited Partners (“Proposal One”);

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Partnership’s independent auditors for the fiscal year ending December 31, 2024 (“Proposal Two”); and

3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

Provided that a quorum is present, the adoption of Proposal One requires the affirmative vote of a plurality of the votes of the outstanding common units of the Partnership present in person or represented by proxy at the Meeting and the adoption of Proposal Two requires the vote of a majority of the outstanding units of the Partnership entitled to vote in person or by proxy at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your units in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR UNITS BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD MAILED HEREWITH, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.  ALL LIMITED PARTNERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING.  IN ADDITION, IF YOUR COMMON UNITS ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE UNITS AS OF THE CLOSE OF BUSINESS ON OCTOBER 21, 2024, THE RECORD DATE OF THE MEETING. IF YOU WISH TO VOTE IN PERSON AT THE MEETING YOU MUST OBTAIN AND SUBMIT AT THE MEETING A “LEGAL PROXY” FROM YOUR BROKER, BANK OR OTHER NOMINEE.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

/s/ Georgios Prokopiou
Georgios Prokopiou
Chairman

97 Poseidonos Avenue & 2 Foivis Street
16674 Glyfada, Athens, Greece
Tel: +30 210 8917960
Email: Management@dynagaspartners.com
Website: dynagaspartners.com

DYNAGAS LNG PARTNERS LP
NOTICE OF ANNUAL GENERAL MEETING OF LIMITED PARTNERS

NOTICE IS HEREBY given that the 2024 Annual Meeting (the “Meeting”) of the limited partners (the “Limited Partners”) of Dynagas LNG Partners LP (the “Partnership”) will be held at 97 Poseidonos Avenue and 2 Foivis Street, 166-74 Glyfada, Athens, Greece on Friday, November 29, 2024 at 4:00 p.m., local time. At the Meeting the Limited Partners will consider and vote upon the following proposals, which are more completely set forth in the accompanying Proxy Statement:

1.	To re-elect Evangelos Vlahoulis as a Class I Director to serve for a three-year term until the 2027 Annual Meeting of Limited Partners (“Proposal One”);

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Partnership’s independent auditors for the fiscal year ending December 31, 2024 (“Proposal Two”); and

3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors of the Partnership has fixed the close of business on October 21, 2024 as the record date for the determination of the Limited Partners entitled to receive notice and to vote at the Meeting or any adjournment thereof.

The holders of a majority of all of the Partnership’s outstanding units of the class, classes or series for which the Meeting has been called present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting.

Our Fourth Amended and Restated Agreement of Limited Partnership dated October 23, 2018, restricts Limited Partners’ voting rights by providing that if at any time any person or group beneficially owns more than 4.9% of the outstanding Partnership interests of any class or series of units then outstanding (or would own such percentage in the event this limitation were applied to other persons or groups), any such interests owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes (except for purposes of nominating a person for election to our Board of Directors), or determining the presence of a quorum or for other similar purposes. Our General Partner (as defined below), its affiliates and persons who acquired more than 4.9% of any Partnership interests with the prior approval of our Board of Directors will not be subject to this 4.9% limitation, except with respect to voting their common units in the election of directors at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your common units in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR COMMON UNITS BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD MAILED HEREWITH, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.  ALL LIMITED PARTNERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING.  IN ADDITION, IF YOUR COMMON UNITS ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE COMMON UNITS AS OF THE CLOSE OF BUSINESS ON OCTOBER 21, 2024, THE RECORD DATE OF THE MEETING. IF YOU WISH TO VOTE IN PERSON AT THE MEETING YOU MUST OBTAIN AND SUBMIT AT THE MEETING A “LEGAL PROXY” FROM YOUR BROKER, BANK OR OTHER NOMINEE.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

By Order of the Board of Directors

/s/ Georgios Prokopiou
Georgios Prokopiou
Chairman

October 25, 2024
Athens, Greece

DYNAGAS LNG PARTNERS LP

PROXY STATEMENT FOR
ANNUAL MEETING OF LIMITED PARTNERS
TO BE HELD ON NOVEMBER 29, 2024

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Dynagas LNG Partners LP, a Marshall Islands limited partnership (the “Partnership”), for use at the 2024 Annual Meeting  (the “Meeting”) of its limited partners (the “Limited Partners”) to be held at 97 Poseidonos Avenue and 2 Foivis Street, 166-74 Glyfada, Athens, Greece on November 29, 2024 at 4:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Limited Partners.  This Proxy Statement, together with the Notice of Meeting and certain other related materials, are expected to be mailed to the Limited Partners entitled to vote at the Meeting on or about October 25, 2024.

VOTING RIGHTS AND OUTSTANDING UNITS

On October 21, 2024 (the “Record Date”), the Partnership had outstanding 36,802,247 common units representing limited partnership interests (the “Common Units”), 35,526 general partner units, 3,000,000 Series A Cumulative Redeemable Preferred Units and 2,200,000 Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units.

Each Limited Partner of record at the close of business on the Record Date is entitled to one vote for each Common Unit then held. The holders of a majority of all of the Partnership’s outstanding units of the class, classes or series for which the Meeting has been called present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Partnership prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Limited Partners.

The Common Units are listed on the New York Stock Exchange under the symbol “DLNG.”

Our Fourth Amended and Restated Agreement of Limited Partnership dated October 23, 2018, restricts Limited Partners’ voting rights by providing that if at any time any person or group beneficially owns more than 4.9% of the outstanding Partnership interests of any class or series of units then outstanding (or would own such percentage in the event this limitation were applied to other persons or groups), any such interests owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes (except for purposes of nominating a person for election to our Board), or determining the presence of a quorum or for other similar purposes. Our General Partner (as defined below), its affiliates and persons who acquired more than 4.9% of any Partnership interests with the prior approval of our Board will not be subject to this 4.9% limitation, except with respect to voting their Common Units in the election of directors at the Meeting.

REVOCABILITY OF PROXIES

A Limited Partner giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Partnership at the Partnership’s executive offices, 97 Poseidonos Avenue & 2 Foivis Street, 16674 Glyfada, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF CLASS I DIRECTOR

In accordance with the Partnership Agreement, the Board consists of two directors appointed by the Partnership’s General Partner, Dynagas GP LLC (the “General Partner”) in its sole discretion (the “Appointed Directors”) and three directors elected by the holders of the Common Units (the “Elected Directors”). The Appointed Directors are Georgios Prokopiou and Tony Lauritzen, each holding office until his successor is duly appointed by the General Partner and qualified or until his earlier death, resignation or removal. The Elected Directors are divided into three classes and are elected to serve staggered three-year terms and until such director’s successor is duly elected and qualified, or until his earlier death, resignation or removal. The term of the Partnership’s Class I Director expires at the Meeting. Accordingly, the Board has nominated Evangelos Vlahoulis, the current Class I Director, for election as Class I Director whose term would expire at the Partnership’s 2027 Annual General Meeting of Limited Partners.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the Common Units authorized thereby FOR the election of the following nominee.  It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.

Nominee for Election to the Partnership’s Board

Information concerning the nominee for Class I Director of the Partnership is set forth below:

Name	Age	Position
Evangelos Vlahoulis	78	Class I Director

Certain biographical information about Evangelos Vlahoulis is set forth below.

Evangelos Vlahoulis, Class I Director

Mr. Evangelos Vlahoulis has served as one of our directors since the closing of our IPO in November 2013 and also serves as Chairman of the Compensation Committee. Since 2005, Mr. Vlahoulis has served as Chief Executive Officer of Finship S.A. which provides maritime financing services including to Deutsche Bank in connection with their shipping activities in Greece. From 1984 until 2005 Mr. Vlahoulis served as the representative for Greek shipping of Deutsche Schiffsbank (the predecessor to Commercebank AB). Since October 2015, Mr. Vlahoulis has served as a consultant for the Greek branch of DVB bank. Mr. Vlahoulis is a graduate of London University and holds a B.A. in Economics.

Required Vote.  Adoption of Proposal One requires the affirmative vote of a plurality of the votes of the outstanding Common Units of the Partnership present in person or represented by proxy at the Meeting.

Our Fourth Amended and Restated Agreement of Limited Partnership dated October 23, 2018, restricts Limited Partners’ voting rights by providing that if at any time any person or group beneficially owns more than 4.9% of the outstanding Partnership interests of any class or series of units then outstanding (or would own such percentage in the event this limitation were applied to other persons or groups), any such interests owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes (except for purposes of nominating a person for election to our Board), or determining the presence of a quorum or for other similar purposes. Our General Partner, its affiliates and persons who acquired more than 4.9% of any Partnership interests with the prior approval of our Board will not be subject to this 4.9% limitation, except with respect to voting their Common Units in the election of directors at the Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal One.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A (“Ernst & Young (Hellas)”) as the Partnership’s independent auditors for the fiscal year ending December 31, 2024.

Ernst & Young (Hellas) has advised the Partnership that the firm does not have any direct or indirect financial interest in the Partnership, nor has such firm had any such interest in connection with the Partnership during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Partnership’s Audit Committee.

Required Vote.  Adoption of Proposal Two requires the vote of a majority of the outstanding units of the Partnership entitled to vote in person or by proxy at the Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal Two.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) AS INDEPENDENT AUDITORS OF THE PARTNERSHIP FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Partnership.  Solicitation will be made primarily by mail, but Limited Partners may be solicited by telephone, e-mail, or personal contact.

ELECTRONIC DELIVERY

Documents related to the Meeting, including this Proxy Statement, the Notice of Meeting and the Partnership’s latest annual report may be accessed on the Partnership’s website at: www.dynagaspartners.com.

For Limited Partners who hold their Common Units through a bank or brokerage account, instead of receiving future copies of these documents by mail, Limited Partners can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Partnership the cost of producing and mailing documents to your home or business and will also give you an electronic link to the proxy voting site.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

/s/ Georgios Prokopiou
Georgios Prokopiou
Chairman

October 25, 2024
Athens, Greece

 Signature [PLEASE SIGN WITHIN BOX]  Date  Signature (Joint Owners)  Date  TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:  KEEP THIS PORTION FOR YOUR RECORDS  DETACH AND RETURN THIS PORTION ONLY  THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.  V58576-P20414  DYNAGAS LNG PARTNERS LP  97 POSEIDONOS & 2 FOIVIS STREET  16674 GLYFADA, ATHENS, GREECE  DYNAGAS LNG PARTNERS LP  2. To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Partnership's independent auditors for the fiscal year ending December 31, 2024.  Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.  3. Such other business as may properly come before the meeting or any adjournment thereof.  The Board of Directors recommends you vote FOR proposals 1 and 2.  1. To Re-elect Evangelos Vlahoulis as a Class I Director to serve for a three-year term until the 2027 Annual Meeting of Limited Partners.  For Withhold  ! !  For Against Abstain  ! ! !  VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above  Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.  ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS  If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.  VOTE BY PHONE - 1-800-690-6903  Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.  VOTE BY MAIL  Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.  SCAN TO  VIEW MATERIALS & VOTE  

 Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:  The Notice and Proxy Statement is available at www.proxyvote.com.  V58577-P20414  DYNAGAS LNG PARTNERS LP  Annual Meeting of Limited Partners November 29, 2024 at 4:00 PM, local time  This proxy is solicited by the Board of Directors  The limited partner(s) hereby appoint(s) Michael Gregos and Tony Lauritzen, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) each of them to represent and to vote, as designated on the reverse side of this ballot, all of the units of DYNAGAS LNG PARTNERS LP that the limited partner(s) is/are entitled to vote at the 2024 Annual Meeting of Limited Partners to be held at 4:00 PM, local time on November 29, 2024, at 97 Poseidonos Avenue & 2 Foivis Street, 16674 Glyfada, Athens, Greece, and any adjournment or postponement thereof.  This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.  Continued and to be signed on reverse side